Exhibit 99.1

Galmed Signed Term Sheet for the Development of Novel Semaglutide Sublingual Formulation

●	The proprietary Self-Emulsifying Drug Delivery System (SEDDS) formulation in form of orally dispersible films allows absorption of sublingually administrated peptides such as GLP-1 (Semaglutide, Liraglutide etc.).

●	The new formulation is expected to offer alternatives to both approved injectable semaglutide (Ozempic© and Wegovy©) and oral form (Rybelsus©), providing a non-invasive route that allows the medication to enter the bloodstream through the oral mucous membranes.

TEL AVIV, Israel, April 28, 2025 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company for cardiometabolic diseases and GI oncological indications announced today that it has signed a binding term-sheet with Entomus s.r.o. for a license agreement for the development and commercialization of a proprietary Self-Emulsifying Drug Delivery System (SEDDS) formulation that allows absorption of sublingually administrated peptides such as GLP-1 (Semaglutide, Liraglutide etc.). A definitive agreement determining, among other things, the milestones payments and future royalty payments is to be executed within ninety (90) days.

Oral medications often face the challenge of the first-pass effect, where a significant portion of the drug is metabolized in the liver before reaching systemic circulation, potentially reducing its efficacy. Injectable medications, while bypassing the gastrointestinal tract, can cause discomfort, needless anxiety, and inconvenience for many patients. Sublingual administration offers a potential alternative to both the approved injectable semaglutide (Ozempic and Wegovy) and the oral form (Rybelsus), providing a non-invasive route that allows the medication to directly enter the bloodstream through the oral mucous membranes.

The use of GLP-1 (semaglutide) is growing exponentially, and it is now tested for various metabolic, cardiovascular, oncology and other indications. Jefferies projects global GLP-1 market to reach $120B+ in obesity and type 2 diabetes mellitus (T2DM) by 2030. Projected ex-US Peak Sales in 2032 are ~$20B.

While in the US, EU, Japan and some other countries semaglutide has IP protection until 2028-2031, other significant markets have no such restrictions and patents start expiring as early as 2026. These markets include among others: India, Brazil, GCC (Saudi, Gulf, Emirates), Singapore, Hong Kong, South Africa and possibly Turkey, Mexico and others. These countries have high rates of T2DM and obesity, driven by factors such as urbanization, sedentary lifestyles, and shifts in dietary habits. These epidemiological trends are similar to those seen in other developed markets, and they create an environment where GLP-1 therapies become increasingly relevant.

Galmed has the opportunity to license, patent and commercialize a novel sublingual Semaglutide initially in these countries and eventually expand to other territories once allowed. The development program could potentially be approved by the expedient 505(b)2 type of route.

Allen Baharaff, President and CEO of Galmed Pharmaceuticals commented: “We signed a term sheet that provides Galmed the opportunity to license, develop and commercialize a novel Semaglutide formulation based on Self-Emulsifying Drug Delivery System (SEDDS) which is absorbed sublingually into the lymphatic system. We believe this will allow Galmed to embark on a rapid development program in the highly lucrative GLP-1 space which potentially may be approved via the rapid 505(b)2 route. The proposed transmucosal administration route could potentially enhance the bioavailability in comparison with Rybelsus and reduce the daily dose of Semaglutide. We also expect less side effects and more rigid pharmacokinetic profile with more precise control of blood sugar level. This delivery method’s appeal is offering an alternative to injectable routes which can be a barrier for some patients. We believe the potential for improved patient compliance through sublingual administration has the potential to position it as a pivotal tool in the healthcare arsenal against some of the major chronic health challenges treated with GLP-1 based therapeutics .”

About Semaglutide

Semaglutide belongs to a class of medications known as GLP-1 receptor agonists, which mimic the action of a natural hormone involved in glucose regulation. Its efficacy in controlling blood glucose levels and promoting weight loss has positioned it as a game-changer in the treatment landscape of type 2 diabetes, obesity and MASH.

About Galmed Pharmaceuticals Ltd.

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease and we are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to our product development efforts, business, financial condition, results of operations, strategies or prospects, including the potential entering into of a definitive license agreement and potential of the novel Semaglutide formulation, as well as statements, other than historical facts, that address activities, events or developments that we intend, expect, project, believes or anticipate will or may occur in the future. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 2, 2025 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

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SOURCE Galmed Pharmaceuticals Ltd.

For further information: Investor and Media contact: Guy Nehemya, Chief Operating Officerinvestor.relations@galmedpharma.com